

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 5, 2016

Via E-mail
Mr. Harold Brown
Treasurer and Director of NewReal, Inc. as GP for
    New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134

>   **Re: New England Realty Associates Limited Partnership**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed March 11, 2016**
>   **File No. 1-31568**

Dear Mr. Brown:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Wilson K. Lee
>
>   Wilson K. Lee
>   Senior Staff Accountant
>   Office of Real Estate & -
>   Commodities